Contact

www.linkedin.com/in/carleena-andrepont (LinkedIn)

Top Skills

Account Reconciliation
Accounts Receivable
Accruals

Carleena Andrepont

Founder & CEO of Keepers

Summary

I am well versed in a multitude of business and finance functions. While at MidSouth Bank I was the Senior Vice President & Director of Accounting and Management Reporting, the bank has $2 billion in assets. I was tasked with a complete turnaround of the Accounting Department, the facilities department, and much more, I transitioned to a new accounting staff of eight, implemented GAAP accounting rules and regulations, and implementing a new EPM system bank wide to ensure every department in the bank has the most up to date financials. I implemented an automated reconciliation system to ensure accountability across all departments, and have wrote new policies and procedures to include Sox narratives for all aspects of accounting and finance. I turned around the Facilities Department at MidSouth Bank, creating more efficiencies, saving over a million dollars a year, and moved from a staff of sixteen to four. I created the process and implemented a Vendor Management program for the bank and oversee the Vendor Management staff. At Parker Drilling I assisted in the development of both Parker Drilling Alaska Operations and California Operations financial functions from start up. I am knowledgeable in operations, in daily business activities, warehouse functions, complete project controls, corporate structures, accounting functions, contract negations, etc. I gained a multitude of experience working in banking, the Alaska oil field, Shell Oil Company in the Gulf of Mexico, and working in multiple corporate offices for public companies. I have overseen a wide scope of responsibilities involving managing teams, financial reporting, rig builds over a billion dollars, AFE’s, developing reporting tools, managing warehouse inventory, setting up warehouse procedures, creating budgets, forecasts, and much more.

Experience

Keepers
Founder & CEO
December 2021 - Present (1 year 5 months)

Keepers connects short term rental hosts to vetted housekeepers and automates the housekeeping booking process for short term rentals via an on-demand marketplace app. Keepers allows professional and gig economy housekeepers to be their own boss and increase their earning potential. Keepers provides hosts certainty by eliminating the stress and hassle of finding a reliable cleaning service, payment negotiations, and facilitating communications and quality control.

https://www.linkedin.com/company/uskeepers/

MidSouth Bank
Senior Vice President and The Director of Accounting
August 2017 - April 2022 (4 years 9 months)
Lafayette, Louisiana Area

I turned around and transitioned the bank to set it up for an acquisition, cut expenses, and created efficiencies across many departments.
Utilizing financial analysis to prove efficient business processes and scale back expenses I took the Facilities department from sixteen employees to four employees creating complete efficiency and lowering expenses for the department by over a million dollars a year. I turned around accounting staff employing higher skilled labor and personnel who had robust accounting experience to accomplish the results the bank needed. I created all new policies and procedures for the accounting department ensuring the bank is following GAAP accounting practices. I worked on the implementation of Axiom EPM system to give the bank the ease of financial analysis and report writing. The bank was acquired by Hancock Whitney

Shell
Cost Controller
July 2013 - February 2016 (2 years 8 months)
new orleans, louisiana

Parker Drilling Company
4 years 5 months

Corporate Accountant
August 2012 - July 2013 (1 year)
Houston, Texas Area

Senior Accountant
March 2009 - November 2012 (3 years 9 months)

Responsible for reviewing in time period billing and resolving mis-matches. Review all transactions impacting Financial Statements (P&L and B/S). Analyze the effects of transactions upon account relationships. Assume month end responsibilities, evaluate alternative means of treating transactions, and prepare account reconciliations. Ensure accurate set of financials monthly. Perform other general accounting responsibilities as required, such as, management reports, auditor inquiries, and other special projects. Coordinate with other divisions/departments to ensure proper accounting of transactions. Prepare and maintain numerous journal entries and accruals for all monthly, quarterly and year end close.

Prepare and maintain all balance sheet reconciliations for all month, quarter and year end close cycles. Report month end financial results to managers and the corporate office. Prepare monthly, quarterly, and yearly variance analysis along with margin analysis. Report monthly spend analysis to client operational project manager. Prepare all client operational project billing according to and in compliance with the contract.Liaison with warehouse and procurement daily. Develop tracking/ reconciliation workbook for all reimbursable billings in accordance with the contracts. Work directly with operations warehouse for all inventory. Reconcile all company inventory for all business units rigs on a monthly basis, over $2M inventory balance.

Follow SOX internal control compliance and maintain an up to date knowledge of GAAP accounting. Update forecast monthly and assist in preparing yearly budget. Prepare payment request vouchers for corporate AP processing.Open/close work orders and AFE's.

Alaska Communications
General Accountant
November 2006 - March 2009 (2 years 5 months)

Prepare and maintain numerous journal entries and accruals for all monthly, quarterly and year end close. Develop, prepare and maintain various balance sheet reconciliations for all month, quarter and year end close cycles. Develop, perform and document financial statement and statistical analyses. Maintain an up to date knowledge of accounting activities in accordance with FCC statues and regulations and Generally Accepted Accounting Principles. Track internal orders. Prepare miscellaneous billings and assist with periodic revisions to the account code manual. Place new assets into creation and maintain

an accurate tracking log for monthly accretion amounts. SAP ERP software used. Follow SOX internal control compliance. Assist and prepare form M.

Education

University of Alaska Anchorage

Bachelor's degree